U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On November 14, 2022, the Registrant issued a press release entitled “Recon Technology, Ltd Held Virtual Investor Call on Thursday, November 10, 2022” following the videoconference call for purposes of providing an update to investors and shareholders on the current state of its business, challenges facing its business, its current state of affairs and its plans for the future.

The Company previously issued a press release on November 4, 2022 about the virtual investor call to include a question-and-answer session for investors. Questions were submitted to management ahead of the virtual investor call and discussed during the virtual investor call.

Copies of the press releases are filed as Exhibits 99.1 and 99.2 to this Current Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated November 14, 2022, entitled “Recon Technology, Ltd Held Virtual Investor Call on Thursday, November 10, 2022.”
Exhibit 99.2	Press release dated November 4, 2022, entitled “Recon Technology, Ltd to Host Virtual Investor Meeting on Thursday, November 10, 2022”

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: November 14, 2022